December 4, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings
Re:	Response to Comments of Staff Regarding CenterPoint Energy, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2008 and Proxy Statement on Schedule 14A Filed March 13, 2009 (File No. 001-31447)
Dear Mr. Owings:
     CenterPoint Energy, Inc.’s (the “Company”) response to the comments of the Staff of the Division of Corporation Finance contained in your letter dated November 19, 2009 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s Proxy Statement on Schedule 14A that was filed on March 13, 2009 is included in the enclosed memorandum of the Company to the Staff. The Company hereby acknowledges in connection with its responses to the Staff’s comments that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned (713-207-7425) with any questions or comments you may have regarding the enclosed.

Very truly yours, CenterPoint Energy, Inc.
By:	/s/ Walter L. Fitzgerald
Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer
cc via facsimile:
     Rufus S. Scott
     CenterPoint Energy, Inc.

December 4, 2009
CenterPoint Energy, Inc.
Memorandum in Response to Staff Comments
Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Proxy Statement on Schedule 14A
Filed March 13, 2009
(Registration No. 001-31447)
     This memorandum sets forth the responses of CenterPoint Energy, Inc. (the Company) to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated November 19, 2009 (the Comment Letter) relating to the Company’s Proxy Statement on Schedule 14A (the Proxy Statement) that was filed on March 13, 2009 (File No. 001-31447). For your convenience, we have repeated the comments of the Staff as given in the Comment Letter, and set forth below each comment is the response of the Company. Capitalized terms used in this letter that are not defined have the meanings given to them in the Proxy Statement.
Proxy Statement on Schedule 14A
Board Organization and Committees; Other Governance Provisions, page 6
Governance Committee, page 7
Comment
1.	We note your response to comment three in our letter dated September 21, 2009. Please provide proposed language that describes the standards and processes the Governance Committee uses in reviewing and resolving issues with respect to related party transactions and conflicts of interests involving executive officers, directors, or other related persons.
Company Response
The Company will include in future filings a description of its policies and procedures for the review, approval or ratification of related party transactions and conflicts of interests involving executive officers, directors or other related persons. Based on conditions existing as of the filing of the Proxy Statement, we would add disclosure under the newly titled “Conflicts of Interest and Related Party Transactions” substantially as follows:
Our Ethics and Compliance Code provides that all directors, executive officers and other employees should avoid actual conflicts of interest as well as the appearance of a conflict of interest, and our Code of Ethics for Chief Executive Officer and Senior Financial Officers similarly obligates the employees covered by that Code of Ethics (our Chief

Executive Officer, Chief Financial Officer, Chief Accounting Officer, Treasurer and Assistant Controller) to handle actual or apparent conflicts of interest between personal and professional relationships in an ethical manner. Under our Ethics and Compliance Code, prior approval is required for any significant financial interest with suppliers, partners, subcontractors, or competitors. Any questionable situation is required to be disclosed to the Law Department or an employee’s direct manager. Pursuant to our Corporate Governance Guidelines and the Governance Committee Charter, the Board has delegated to the Governance Committee the responsibility for reviewing and resolving any issues with respect to related party transactions and conflicts of interests involving executive officers or directors of the Company or other related persons under the applicable rules of the Securities and Exchange Commission. The Company’s Corporate Governance Guidelines require (i) that each director shall promptly disclose to the Chairman any potential conflicts of interest he or she may have with respect to any matter involving the Company and, if appropriate, recuse himself or herself from any discussions or decisions on any of these matters, and (ii) that the Chairman shall promptly advise the Governance Committee of any potential conflicts of interest he or she may have with respect to any matter involving the Company and, if appropriate, recuse himself or herself from any discussions or decisions on any of these matters.
The Office of the Corporate Secretary periodically gathers information from Directors and executive officers regarding matters involving potential conflicts of interest or related party transactions and provides that information to the Governance Committee for review. Directors and executive officers are also required to inform the Company immediately of any changes in the information provided concerning related party transactions that such director or executive officer or other related person was, or is proposed to be, a participant. In each case, the standard applied in approving the transaction is the best interests of CenterPoint Energy and its shareholders.
There were no related-party transactions in 2008 that were required to be reported pursuant to the applicable disclosure rules of the Securities and Exchange Commission.
Compensation Discussion and Analysis, page 20
Stock Ownership Guidelines, page 27
Comment
2.	We note your response to comment four. Please confirm that you will include this information in future filings.
Company Response
The Company confirms that it will include such information in future filings.

Executive Compensation Tables, page 31
Non-Equity Incentive Plan Awards, page 34
Comment
3.	We note your response to comment five. Please confirm that you will include the information regarding “Competitive Natural Gas Sales and Services Business Operating STI Results (BOSR) goal” in future filings. Please also tell us why you determined to omit the specific performance targets for miscellaneous goals in the composite goals for electric transmission and distribution, natural gas distribution, pipelines and field services segments.
Company Response
The Company confirms that it will include the information regarding “Competitive Natural Gas Sales and Services Business Operating STI Results (BOSR) goal” in future filings.
The Company omitted the specific performance targets for miscellaneous goals in the composite goals for electric transmission and distribution, natural gas distribution, pipelines and field services segments because the Company believes that such targets are not material to investors’ understanding of the Company’s compensation arrangements. As stated on page 23 of the Proxy Statement, these goals are intended to link part of the executive’s annual compensation with the performance of the relevant business units. Each of the miscellaneous goals is made up of several elements, not one of which accounted for more than 5% of a named executive officer’s bonus opportunity. The specific performance targets for these goals were included in the Company’s response to comment five of the Staff’s letter dated September 21, 2009, and the Company will ensure that in future filings the targets for all goals are quantified in the presentation.
Potential Payments Upon Change in Control or Termination, page 46
Comment
4.	We note your response to comment seven. Please confirm that you will include this information in future filings.
Company Response
The Company confirms that it will include such information in future filings.

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